SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of August 23, 2001

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                      Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)


                       LONDON STOCK EXCHANGE ANNOUNCEMENT

CONTACTS:
MERANT
Gary Greenfield
Chief Executive Officer
+1 (301) 838 5223
Gary.Greenfield@merant.com

Ken Sexton
Chief Financial Officer
+1 (301) 838 5210
Ken.Sexton@merant.com

Larry De'Ath
VP, Communications / Investor Relations
+1 (301) 838 5228
Larry.Death@merant.com

Financial Dynamics
Harriet Keen / Emma Rutherford
+44 (0) 20 7831 3113
merant@fd.com

MERANT to Delay announcement of First Quarter Revenue and Earnings
Results

MERANT states that it has delayed the announcement of its results for its first fiscal quarter ended 31 July 2001, due today. The announcement will now be made no later than Thursday 30 August 2001.
On 13 August 2001, MERANT completed the disposal of the ACT Division, which is now treated as discontinued operations in the Group's financial statements. This has necessitated the restatement of the profit and loss account, the balance sheet and the cash flow statement and the relevant notes for the fiscal quarter ended 31 July 2000 and the fiscal year ended 30 April 2001. MERANT reports its financial statements in GB pounds under UK GAAP and in US dollars under US GAAP with the treatment of discontinued operations being different under each basis. It has not proved possible to complete this restatement and the analysis of the first fiscal quarter ended 31 July 2001 within MERANT's normal three week reporting timetable due to the complex nature of the adjustments required under each of the reporting bases.

Trading results

MERANT expects to report revenue from continuing operations for the first fiscal quarter ended 31 July 2001 of GPB 29.7m (GPB 26.8m, 2000) under UK GAAP and $42.1m ($41.0m, 2000) under US GAAP. Revenue for both the
PVCS and DataDirect businesses grew compared to the prior year's first quarter. Increased PVCS revenue in Europe and Asia offset demand weakness in the North American market. Increased revenue from software vendors embedding DataDirect technology is the primary reason for revenues increasing in this business area. Revenue from the discontinued Micro Focus business declined as expected, due to decline in demand for Cobol and mainframe-related products.
Against the background of challenging trading conditions, which show no signs of improvement, MERANT is pleased with the performance of its continuing operations. Further comment on the actions taken to reduce costs, the Group's margins and earnings from its continuing and discontinued operations will be made at the time of announcement of the first quarter results.
The conference call scheduled for today will now not take place.
Further details will be communicated in due course on the rescheduled conference call.


SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  August 23, 2001                By: /s/ Leo Millstein
                                 --------------------------------------
                                      Leo Millstein
					        Vice President & General Counsel